UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Ceridian HCM Holding Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

3311 East Old Shakopee Road

(Address of Principal Executive Office (Street and Number))

Minneapolis, Minnesota 55425

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ceridian HCM Holding Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (“2023 Q3 Form 10-Q”) within the prescribed time period for the reasons described below.

The Company recently discovered an error in the presentation of one Canadian bank account balance within “customer funds” and “customer funds obligations” and related items on the Company’s consolidated balance sheets and in its net cash provided by financing activities within its consolidated statements of cash flows. There was an understatement of customer funds within current assets and a corresponding understatement of customer funds obligations within current liabilities on the Company’s consolidated balance sheets. Further, the Company is reviewing its risk assessment process related to controls over certain Professional Services and Powerpay revenue accounts.

The Company is working diligently to complete its assessment of the potential control deficiencies and to reach a conclusion regarding whether the Company’s internal control over financial reporting was effective. The Company expects to complete its assessment and file its 2023 Q3 Form 10-Q no later than five days after the original prescribed due date for the 2023 Q3 Form 10-Q as provided by Rule 12b-25.

The description of the Company’s assessment of its internal control over financial reporting above is preliminary and subject to further evaluation in connection with the final preparation of the 2023 Q3 Form 10-Q. Accordingly, there can be no assurance as to the actual effects of the Company’s determination for the period covered by the 2023 Q3 Form 10-Q and potentially any other period which may be similarly affected.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Noémie C. Heuland	952	853-8100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒   Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ceridian HCM Holding Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2023	By:	/s/ Noémie C. Heuland
		Name:	Noémie C. Heuland
		Title:	Executive Vice President, Chief Financial Officer